

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2026

Parker Scott
Chief Executive Officer
Datacentrex, Inc.
470 W 200 N STE 18
Salt Lake City, UT 84103

  **Re: Datacentrex, Inc.**
    **Registration Statement on Form S-3**
    **Filed January 29, 2026**
    **File No. 333-293030**

Dear Parker Scott:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Lauren Pierce at 202-551-3887 or Mitchell Austin at 202-551-3574 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc:  Richard Friedman